June 27, 2002



Runkel Funds, Inc.
903 Chevy Street
Belmont, CA  94002

Gentleman/Ladies:

         I am writing in connection with the 7,000 shares of common stock of Runkel Value Fund, a series of Runkel Funds, Inc., that I have purchased from you at a price of $15.00 per share. This is to advise you that the shares I have purchased were purchased for investment only with no present intention of selling such shares, and I do not now have any intention of selling such shares.

                                             Very truly yours,



                                             /s/  Thomas J. Runkel
                                             -----------------------------------
                                             Thomas J. Runkel